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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EarthShell Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27032 B100
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the pur- pose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  27032 B100

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Essam Khashoggi

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power

62,582,001

		6.	Shared Voting Power

0

		7.	Sole Dispositive Power

62,582,001

		8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

62,582,001

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)

54.8%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No.  27032 B100

1.	Name Of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

E. Khashoggi Industries, LLC

2.	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power

51,185,648

		6.	Shared Voting Power

0

		7.	Sole Dispositive Power

51,185,648

		8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

51,185,648

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (11)

44.8%

12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	Name of Issuer:

EarthShell Corporation

(b)	Address of Issuer's Principal Executive Offices:

800 Miramonte Drive, Santa Barbara, CA 93109

Item 2.

(a)	Name of Person Filing:

Essam Khashoggi and E. Khashoggi Industries, LLC

(b)	Address of Principal Business Office or, if none, Residence:

800 Miramonte Drive, Santa Barbara, CA 93109

(c)	Citizenship:

United States of America and Delaware, respectively

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

27032 B100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	/ /	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Essam Khashoggi beneficially owns 62,582,001 shares of common stock of EarthShell Corporation, or 54.8% of the class. The 62,582,001 shares include 51,185,648 shares, or 44.8% of the class, held by E. Khashoggi Industries, LLC ("EKI"), of which Mr. Khashoggi is the controlling owner, and 11,318,133 shares which are held by other entities, including Concrete Technology Corporation ("CTC"), in which Mr. Khashoggi also has a controlling ownership interest. Also, included in the 62,582,001 shares are 78,220 vested options which entitle Mr. Khashoggi to purchase an additional 78,220 shares. Mr. Khashoggi has sole voting and dispositive power with respect to all such 62,582,001 shares, or 54.8% of the class.

(b)	Percent of class:

See Item 4(a)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 4(a).

(ii) Shared power to vote or to direct the vote:

0.

(iii) Sole power to dispose or to direct the disposition of:

See Item 4(a).

(iv) Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

    Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

    Not applicable.

Item 8.	Identification and Classification of Members of the Group

    If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

    Not applicable.

Item 9.	Notice of Dissolution of Group

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

    Not applicable.

Item 10.	Certification

    Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2001 Date

/s/ Essam Khashoggi Signature

Essam Khashoggi, as an individual and as Chief Executive Officer of E. Khashoggi Industries, LLC Name/Title

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SIGNATURE